UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM ___________ TO _____________

COMMISSION FILE NUMBER 1-12001

TDY INDUSTRIES, INC. PROFIT SHARING PLAN
FOR CERTAIN EMPLOYEES OF METALWORKING PRODUCTS
(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

Financial Statements and Supplemental Schedule
TDY Industries, Inc. Profit Sharing Plan for Certain Employees of Metalworking Products
Year ended December 31, 2005

Financial Statements
And Supplemental Schedule
TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Year ended December 31, 2005
(Unaudited)

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Financial Statements
and Supplemental Schedule
Year ended December 31, 2005
(Unaudited)

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Statements of Net Assets Available for Benefits
(Unaudited)

	December 31
	2005	2004

Investments:
Interest in Allegheny Master Trust	$2,033,941	$1,721,946
Interest in registered investment companies	1,680,595	1,526,020
Corporate common stocks	811,439	591,288
Participant loans	319,156	382,839
Interest in common collective trusts	433	1,440

Total investments	4,845,564	4,223,533

Receivables	28	23
Payables	(271)	(952)

Net assets available for benefits	$4,845,321	$4,222,604

See accompanying notes.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Statement of Changes in Net Assets Available for Benefits
(Unaudited)
Year ended December 31, 2005

Contributions:
Employer	$257,083
Employee	305,631

Total contributions	562,714

Investment income:
Net unrealized/realized gain on corporate common stocks	291,539
Net gain from interest in registered investment companies	146,285
Net gain from interest in Allegheny Master Trust	130,555
Interest income	17,287
Dividend income	6,815
Net gain from interest in common collective trusts	228

Total investment income	592,709

Distributions to participants	(532,603)
Fees	(103)

(532,706)

Net increase in net assets available for benefits	622,717
Net assets available for benefits at beginning of year	4,222,604

Net assets available for benefits at end of year	$4,845,321

See accompanying notes.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements
December 31, 2005
1. Significant Accounting Policies
Investments are valued as follows:
Bank and insurance investment contracts are included in the financial statements at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because they are fully benefit responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Although it is management’s intention to hold the investment contracts in the Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
All other funds are stated at their net asset value, based on the quoted market prices of the securities held in such funds on applicable exchanges.
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
2. Description of the Plan
The TDY Industries, Inc. Profit Sharing Plan for Certain Employees of Metalworking Products (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. The respective employing companies, which are affiliates of Allegheny Technologies Incorporated (ATI, the Plan Sponsor), will match 100% up to the first 3% of employee contributions and 50% of the next 2% of employee contributions. In addition, profit sharing contributions can be made to participant accounts at the employing company’s discretion. These contributions follow an age-weighted formula, based on the following schedule:

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
2. Description of the Plan (continued)

CURRENT AGE	COMPANY CONTRIBUTION
Less than age 35	2.0%
35 – 39	2.5%
40 – 44	3.0%
45 – 49	3.5%
50 – 54	4.0%
55 – 59	4.5%
Age 60 or above	5.0%
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 12 to 60 months, and primary residence loans are repaid over 12 months up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents. Copies of these documents are available from the Plan Sponsor.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
3. Investments
The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2005.

2005
(Unaudited)
Standish Fixed Income Fund	$1,035,842
Dreyfus Emerging Leaders Fund	934,861
Allegheny Technologies Incorporated Common Stock	811,439
Alliance Capital Growth Pool	559,731
T. Rowe Price Structured Research Common Trust Fund	438,368
Harris Assoc – Oakmark Balanced Fund	257,223
Certain of the Plan’s investments are in the Allegheny Master Trust, which has three separately managed institutional investment accounts; the T. Rowe Price Structured Research Common Trust Fund (formerly the ATI Disciplined Stock Fund), the Alliance Capital Growth Pool, and the Standish Fixed Income Fund, which were valued on a unitized basis (collectively, the “Allegheny Master Trust”). In May, 2005, Dreyfus was terminated as the manager of the ATI Disciplined Stock Fund and T. Rowe Price Associates, Inc. (“T. Rowe Price”) was appointed. At that time all holdings in the institutional investment account managed by Dreyfus were moved to the institutional investment account managed by T. Rowe Price. T. Rowe Price administered the transition of the holdings by transferring securities in kind to the T. Rowe Price Structured Research Common Trust Fund. Trust investments formerly in the ATI Disciplined Stock Fund are reported as T. Rowe Price Structured Research Common Trust Fund investments for all periods presented.
The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Allegheny Master Trust. At December 31, 2005, the Plan’s interest in the net assets of the Alliance Capital Growth Pool, the Standish Fixed Income Fund, and the T. Rowe Price Structured Research Common Trust Fund was as follows:

2005
(Unaudited)
Alliance Capital Growth Pool	1.41%
Standish Fixed Income Fund	0.49
T. Rowe Price Structured Research Common Trust Fund	0.66

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
3. Investments (continued)
Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Allegheny Master Trust.
The composition of the net assets of the Standish Fixed Income Fund at December 31, 2005 was as follows:

Guaranteed investment contracts:
GE Life and Annuity	$5,423,371
Hartford Life Insurance Company	3,957,897
John Hancock Life Insurance Company	3,007,848
Monumental Life Insurance Company	1,017,237
New York Life Insurance Company	4,678,585
Ohio National Life	1,994,712
Principal Life	1,302,255
Pruco Pace Credit Enhanced	3,699,594
Security Life of Denver	1,511,089
United of Omaha	1,415,656

28,008,244

Synthetic guaranteed investment contracts:
State Street Bank	15,346,138
MDA Monumental BGI Wrap	44,677,978
Bank of America	33,678,591
Rabobank	41,850,313
Union Bank of Switzerland	36,377,616

171,930,636

Interest in common/collective trusts	12,085,541
Other	746,684

Total net assets	$212,771,105

The Standish Fixed Income Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Allegheny Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs) with fair values of $169,324,880 at December 31, 2005.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
3. Investments (continued)
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate; (2) set at the time of purchase for a fixed term and variable crediting rate or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2005, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 4.15% to 7.08%.
For the year ended December 31, 2005, the average annual yield for the investment contracts in the Fund was 4.59%. Fair value of the GICs was estimated by discounting the weighted average of the Fund’s cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value for the SICs was estimated based on the fair value of each contract’s supporting assets at December 31, 2005.
The composition of net assets of the Alliance Capital Growth Pool at December 31, 2005 was as follows:

2005
(Unaudited)
Investment in registered investment companies:
Alliance Equity Fund S.A. #4	$39,779,750
Operating payables	(11,734)

Total net assets	$39,768,016

The composition of net assets of the T. Rowe Price Structured Research Common Trust Fund at December 31, 2005 was as follows:

2005
(Unaudited)
Investment in common collective trusts	$66,391,950
Operating payables	(126,421)

Total net assets	$66,265,529

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
3. Investments (continued)
The composition of the changes in net assets of the Allegheny Master Trust is as follows:

			T. Rowe Price
			Structured
	Standish	Alliance	Research
	Fixed Income	Capital	Common
	Fund	Growth Pool	Trust Fund
	Year Ended December 31, 2005
		(Unaudited)
Investment income:
Interest income	$9,077,315	$—	$—
Net realized/unrealized loss on corporate common stocks	(543)	(1)	(1,585,846)
Dividends	—	—	427,913
Net gain, common collective trusts	443,616	—	4,781,495
Net gain, pooled separate accounts	—	4,438,949	—
Net loss , registered investment companies	(7,739)	—	—
Administrative expenses	(254,334)	(129,310)	(461,975)
Transfers	4,681,472	(2,665,712)	(10,910,725)

Net increase (decrease)	13,939,787	1,643,926	(7,749,138)
Total net assets at beginning of year	198,831,318	38,124,090	74,014,667

Total net assets at end of year	$212,771,105	$39,768,016	$66,265,529

Interest, realized and unrealized gains and losses, and management fees from the Allegheny Master Trust are included in the net gain from interest in Allegheny Master Trust on the statement of changes in net assets available for benefits.
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 25, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
5. Parties-in-Interest
Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds’ distributor. Dreyfus Corporation and Dreyfus Service Corporation are both wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the trustee for this Plan. T. Rowe Price Associates, Inc. is the manager of the T. Rowe Price Structured Research Common Trust Fund. Therefore, transactions with these entities qualify as party-in-interest transactions.
6. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
EIN 25-1792394 Plan 040
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2005

Investment Description	Units/Shares	Current Value
Registered investment companies:
Dreyfus Bond Market Index Fund*	758.7470	$7,640
Dreyfus Emerging Leaders Fund*	22,575.7230	934,861
Artisan Funds – Midcap Fund	2,249.0820	69,542
Dreyfus Premiere International Fund*	10,681.9200	198,577
Harris Associates – Oakmark Balanced Fund	10,297.1690	257,223
MFS Value Funds	971.7260	22,495
Lord Abbett Mid Cap Value Fund	2,146.7870	48,109
Morgan Stanley – Small Co Growth Fund	3,327.2430	42,855
PIMCO Funds – Total Ret Funds	83.6940	879
Dreyfus Appreciation Fund*	472.0070	18,762
Prudential Jennison Growth Fund, Class A Shares	1,750.6210	28,343
Allianz NFJ Funds	1,774.1610	51,309

		$1,680,595

Corporate common stocks:
Allegheny Technologies Incorporated common stock*	22,490.0000	$811,439

Participant loans (5.00% to 8.5%)*		$319,156

Common collective investment funds:
Dreyfus Short Term Investment Fund*	433.1400	$433

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED TDY INDUSTRIES, INC. PROFIT SHARING PLAN FOR CERTAIN EMPLOYEES OF METALWORKING PRODUCTS

	By:	/s/Richard J. Harshman

Date: June 26, 2006		Richard J. Harshman
Executive Vice President-Finance and
Chief Financial Officer
(Principal Financial Officer and Duly
Authorized Officer)